EXHIBIT 99.1

Magal's Major Shareholder Purchases Additional 7% of Magal

Press Release: Magal Security Systems Ltd – Weds, Dec 19, 2012

YAHUD, Israel, December 19, 2012 /PRNewswire/ -- Magal Security Systems, Ltd. (NASDAQ GM: MAGS) announced today that its major shareholder, the Kirsh Group, which is controlled by Mr Natie Kirsh, has acquired the entire shareholding of the Even Ezra family at $5.00 per share, a 26% premium to Magal's closing share price on December 14, 2012. This brings the Kirsh Group's holding in Magal to 44.4%.

Mr. Kirsh said, "I have been involved with Magal from the beginning. This additional investment demonstrates that I remain a long term supporter of the company as well as my belief in its future. The management team has done a fantastic job of navigating the business through difficult times for the global economy. They are a very capable group and this transaction is an investment in their ability. I look forward to witnessing more accomplishments from the team in the years to come."

About Magal S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made solutions and turnkey projects to hundreds of satisfied customers in over 80 countries in some of the world's most demanding locations.

Magal S3 offers holistic and integrated solutions for critical sites, managed by Fortis4G - our 4th generation cutting edge Physical Security Information Management system (PSIM). The solutions leverage our broadest portfolio of unique homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and holistic Cyber Security solutions.

For more information:

Magal S3
Eitan Livneh, CEO
Tel: +972-3-539-1421
Assistant: Ms. Elisheva Almog
E-mail: elishevaa@magal-s3.com
http://www.magal-s3.com

CCG Investor Relations
Ehud Helft/Kenny Green
Tel: (US) +1-646-201-9246
Int'l dial: +972-3-607-4717
E-mail: magal@ccgisrael.com